

Mail Stop 4631

May 23, 2016

Via E-mail
Mr. Gregory Graves
Chief Financial Officer
Entegris, Inc.
129 Concord Road
Billerica, Massachusetts 01821

>   **Re: Entegris, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 1-32598**

Dear Mr. Graves:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Goodwill, Page 36

1.   We note that based on your latest goodwill impairment test, the estimated fair value of the four reporting units assigned goodwill was in excess of their respective carrying value. Please expand your disclosure in future filings to disclose the following: (i) the accounting policies relating to the goodwill impairment tests including when the two-step impairment test is performed, (ii) a description of how the estimated fair value of a reporting unit is determined and the significant assumptions used in that analysis, (iii) a discussion of uncertainties associated with these key assumptions, and (iv) identification of any reporting unit whose estimated fair value does not substantially exceed its carrying

amount, the percentage by which fair value exceeded carrying amount and the amount of goodwill assigned to the reporting unit.

Contractual Obligations, Page 47

2.   Please revise the table of contractual obligations in future filings to include estimated interest payments on your long-term debt or to provide a footnote to the table that discloses such information. Please disclose any assumptions used to arrive at the estimated amounts based on variable rates.

Consolidated Financial Statements

Note 15 – Segment Information, Page F-31

3.   We note that one individual customer accounted for 12.4 % and 13.6 % of your 2015 and 2014 net sales, respectively. Please revise your disclosure in future filings to disclose the total revenue from each of the customers who represents ten percent or more of total revenues for each period presented and the identity of the segment(s) reporting the revenues. Additionally, please disclose the names and the relationship, if any, with such customers, or tell us how you concluded you are not required to do so. Refer to Item 101 (c) (1) (vii) of Regulation S-K. We note in this regard your risk factor disclosure on page 16 discussing your dependence on your key customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

Office of Manufacturing and Construction